Mercer Allied Company, L.P.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission As of December 31, 2020 and for the year then ended

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 47739

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** AND ENDING **12/31/20**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mercer Allied Company, L.P.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 Coliseum Drive

(No. and Street)

Cohoes	**New York**	**12047**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Bertani   518-886-4309

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Shelley Luks_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Mercer Allied Company, L.P._____ , as of __December 31_____ , 20 __20____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORRAINE E. GODFREY
Notary Public, State of New York
No. 01GO6052073
Qualified in Albany County
Commission Expires December 11, 20 22

Shelley Luks
Signature

Chief Financial Officer
Title

Lorraine E. Godfrey
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Mercer Allied Company, L.P.
Index
December 31, 2020



Report of Independent Registered Public Accounting Firm

To the Partners of Mercer Allied Company, L.P.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mercer Allied Company, L.P. (the "Company") as of December 31, 2020, and the related statements of earnings, changes in partners' capital and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), and Information for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) as of December 31, 2020 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2021

We have served as the Company's auditor since 1994.

Mercer Allied Company, L.P.
Statement of Financial Condition
As of December 31, 2020

Assets

Cash	$ 12,139,655
Commissions receivable	5,933,202
Due from affiliates	1,796
Prepaid expenses	950,954
Total assets	$ 19,025,607

Liabilities and partners' capital

Other liabilities and accrued expenses	$ 72,167
Due to affiliates	5,847,836
Income tax payable	1,002,221
Total liabilities	$ 6,922,224

Partners' capital

Partners' capital	12,103,383
Total liabilities and partners' capital	$ 19,025,607

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Earnings
For the Year Ended December 31, 2020

Revenue	
Brokerage commissions	$ 46,360,884
Operating expenses	
Administrative charges - affiliates	30,328,196
Licenses	1,504,028
Professional fees	96,489
Total operating expenses	31,928,713
Pre-tax earnings	14,432,171
Provision for taxes	3,497,670
Net earnings	$ 10,934,501

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2020

	General Partner	Limited Partner	Total
Balance, December 31, 2019	$ 141,688	$ 14,027,194	$ 14,168,882
Net earnings	109,345	10,825,156	10,934,501
Distributions to Partners	(130,000)	(12,870,000)	(13,000,000)
Balance, December 31, 2020	$ 121,033	$ 11,982,350	$ 12,103,383

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities	
Net earnings	$ 10,934,501
Changes in operating assets and liabilities	
Commissions receivable	(3,163,638)
Prepaid expenses	(74,495)
Other liabilities and accrued expenses	(189,248)
Due to affiliates	(1,598,541)
Due from affiliates	1,159,554
Income tax payable	25,409
Net cash provided by operating activities	7,093,542
Cash flows from financing activities	
Distributions to Partners	(13,000,000)
Net cash used for financing activities	(13,000,000)
Net decrease in cash	(5,906,458)
Cash, beginning of year	18,046,113
Cash, end of year	$ 12,139,655

SUPPLEMENTAL DISCLOSURE
  Cash payments for income taxes, net of refunds, were $3,472,261.

Mercer Allied Company, L.P.
Notes to Financial Statements
December 31, 2020

1. **Description of Business**

    Mercer Allied Company, L.P. (the Partnership) is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). The Partnership is scheduled to expire December 31, 2044. The Partnership, through employees of affiliated companies, places variable life insurance policies and variable annuities with insurance carriers and earns a commission.

    GS Ayco Holding LLC (Parent) is the general partner of the Partnership and a wholly-owned subsidiary of the Goldman Sachs Group, Inc. (Group Inc). The Ayco Company, L.P. is the limited partner of the Partnership and is also an affiliate of the Partnership.

2. **Basis of Presentation and Significant Accounting Policies**

    These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

    Use of Estimates
    Preparation of these financial statements requires management to make certain estimates and assumptions. These estimates and assumptions are based on the best available information but actual results could be materially different.

    Cash
    Cash balances are maintained at two institutions, each of which is insured by Federal Deposit Insurance Corporation (FDIC) up to $250,000. The aggregate bank balances in excess of FDIC limits at these institutions were $11,639,655 at December 31, 2020.

    Revenue Recognition
    The Partnership earns brokerage commissions for placing insurance policies with insurance carriers and from placing business with clearing brokers. Brokerage commissions are earned when the insurance policy becomes effective (insurance binder in place) and the premium has been collected by the insurance carrier.

    Commissions Receivable
    Commissions receivable relate to brokerage commissions that have been earned but have yet to receive payment. Due to the short term nature of these receivables, the amount of credit exposure is limited to the amount owed to the Company for a short period of time, generally less than 30 days. As such, no allowance for credit losses is held against these receivables.

    Measurement of Credit Losses on Financial Instruments (ASC 326)
    In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments." This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model. The company adopted this ASU in January 2020 and adoption did not have a material impact on the company's financial statements.

3. **Amended and Restated Limited Partnership Agreement**

    Allocations of income and losses are generally pro rata according to ownership interest (99% to the limited partner and 1% to the general partner), except in certain circumstances as outlined in the amended and restated limited partnership agreement whereby income and loss allocations are based on a prescribed formula.

4.   **Related-Party Transactions**

The Partnership has significant transactions with affiliated companies. These transactions have a significant impact on the Partnership's financial condition, earnings and cash flows. Whether the terms of these transactions would have been the same had they been between non-affiliated companies cannot be determined.

The Partnership, through relationships of affiliated companies, places insurance policies for clients with insurance carriers and earns brokerage commissions. Total brokerage commissions earned through affiliated companies for the year ended December 31, 2020 amounted to $46,360,884.

The Partnership, which has no employees, is provided operational and administrative support by its Parent and other affiliates, for which the Partnership was charged $30,328,196, of which $12,602,691 related to commissions expense. At December 31, 2020, amounts due to Parent for such services amounted to $5,529,776.

5.   **Net Capital Requirements**

The Partnership is a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital.

At December 31, 2020, the Partnership had net capital of $5,217,431, which was $4,755,949 in excess of its minimum required net capital of $461,482.

The Partnership claims exemption from Rule 15c3-3 (k)(1) of the SEC as the Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

6.   **Income Taxes**

Provision for Income Taxes
The Partnership has elected to be taxed as a corporation for U.S. Federal income tax purposes. As a corporation for tax purposes, the Partnership is subject to U.S. Federal and various state and local income taxes on its earnings. The Partnership is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns.

The Partnership computes its tax liability on a modified separate company basis and settles such liabilities with Group Inc. pursuant to the tax sharing arrangement. To the extent the Partnership generates tax benefits from losses it will be reimbursed by Group Inc. pursuant to the tax sharing arrangement. The Partnership's state and local tax liabilities are allocated to reflect its share of the consolidated/combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. The Partnership reports interest expense related to income tax matters in provision for taxes and income tax penalties under operating expenses.

The table below presents the components of the provision for taxes.

Current taxes:		
U.S. Federal	$	2,904,665
State and local		593,005
Provision for taxes	$	3,497,670

The difference between the reported provision for taxes and the amount computed by multiplying pretax earnings by the federal statutory rate is primarily attributable to state and local taxes. The tax true up for prior years was a net tax benefit of $28,802.

The Coronavirus Aid, Relief, and Economic Security (CARES) Act was enacted in March 2020. The CARES Act includes tax relief for businesses affected by the novel strain of coronavirus (COVID-19) pandemic. The CARES Act did not have a material impact on the Partnership's consolidated balance sheet.

Deferred Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. At December 31, 2020, no deferred tax liabilities or deferred tax assets were recognized and no valuation allowance was required.

Unrecognized Tax Benefits
The Partnership recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2020, the Partnership did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations

The Partnership is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Partnership has significant business operations such as New York State and City. The tax years under examination vary by jurisdiction. During 2020, New York State and City examinations of 2011 through 2014 was completed. The resolution of these examinations did not have a material impact on the effective tax rate. New York State and City examinations of 2015 through 2018 are expected to commence in 2021.

Group Inc. has been accepted into the Compliance Assurance Process program by the IRS for each of the tax years from 2013 through 2020 and submitted an application for 2021. This program allows Group Inc. to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. The fieldwork for tax years 2011 through 2017 has been completed. During 2020, Group Inc. reached an agreement with the IRS on certain items related to tax years through 2017, which did not have a material impact on the effective tax rate. The final resolution of the audit for tax years 2011 through 2017 is not expected to have a material impact on the effective tax rate. The 2018 and 2019 tax years remain subject to post-filing review.

7.   **Subsequent Events**

The Partnership has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 25, 2021, the date the financial statements were issued, and determined that there are no material events or transactions that would require recognition or disclosure in these financial statements.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital Requirement under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2020

Net capital

Total partners' capital	$	12,103,383
Deductions		
Non-allowable assets – commissions receivable, due from affiliates and prepaid expenses		(6,885,952)
Net capital	$	5,217,431

Aggregate indebtedness

Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)	$	6,922,224
Total aggregate indebtedness	$	6,922,224
Percentage of aggregate indebtedness to net capital		133%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

Computation of basic net capital

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	461,482
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	461,482
Excess net capital	$	4,755,949
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	4,525,209

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by the Partnership included in its unaudited Part IIA FOCUS Report as of December 31, 2020 filed on January 26, 2021.

Mercer Allied Company, L.P.
Schedule II
Information for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2020

The Partnership has claimed exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.